EXHIBIT 99.07

New set-up and appointment of Senior Executive Vice President for investment

Date of events: 2017/03/07

Contents:

1.Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel(CEO, COO, CMO, CSO, etc.),financial officer, accounting officer, research and development officer, or internal audit officer):important personnel

2.Date of occurrence of the change:2017/03/07

3.Name, title, and resume of the replaced person: None

4.Name, title, and resume of the replacement: Shui-Yi Kuo, the Vice President of Investment Department, Master’s degree in Accounting from National Cheng-chi University, former president of the Company’s subsidiary ”Light Era Development Co., Ltd.”

5.Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):new appointment

6.Reason for the change: new appointment

7.Effective date:2017/03/07

8.Any other matters that need to be specified: None